UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No.5)*

                         Galaxy Nutritional Foods, Inc.
                                (Name of Issuer)

                         Common Stock ($0.01 per share)
                         (Title of Class of Securities)

                                   36317Q 10 4
                                 (CUSIP Number)

                                  July 6, 2006
                  (Date of Event Which Requires Filing of this
                                   Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            Rule  13d-l(b)

            Rule  13d-l(c)

            Rule  13d-l(d)

            |X|  Rule 13d-2(c)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 pages

CUSIP No.  3537Q104

1.
Names of Reporting Persons. Angelo S. Morini
I.R.S. Identification Nos. of above persons (entities only).
.................................................................................
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a).............................................................................
(b).............................................................................
3.
SEC Use Only....................................................................
4.  Citizenship or Place of Organization United States..........................

Number of Shares  5. Sole Voting Power 3,623,520................................
Beneficially by   6.Shared Voting Power.........................................
Owned by Each     7. Sole Dispositive Power 3,623,520...........................
Reporting         8. Shared Dispositive Power...................................
PersonWith:

9.Aggregate Amount Beneficially Owned by Each Reporting Person. 3,623,520.......
(includes vested stock options and warrants to purchase 3,038,447 shares of Common Stock and 585,073 shares of Common Stock owned by Mr. Morini)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)........not applicable.............................................

11.Percent of Class Represented by Amount in Row (9) 18% (the approximate percentage of Common stock reported as beneficially owned by Mr. Morini is based on information reported in the Issuer's filings, see 9 above)

.................................................................................
12. Type of Reporting Person (See Instructions)
.................................................................................
IN
.................................................................................

.................................................................................

.................................................................................

                               Page 2 of 5 pages

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CUSIP No.  36317Q104

Page 3 of 5 pages

 Item
 1.

      (a) Name of Issuer Galaxy Nutritional Foods, Inc.
      (b) Address of Issuer's Principal Executive Offices
      2441 Viscount Row, Orlando, Florida  32809

 Item 2.
      (a)   Name   of   Person Filing
      Angelo S. Morini
      (b) Address of Principal Business Office or, if none, Residence 5373 Isleworth Country Club Drive, Windermere, Florida 34786
      (c) Citizenship
      United States
      (d) Title of Class of Securities Common Stock, par value
      $0.01 per share

(e) CUSIP Number 36317Q 10 4

Item 3. If this statement is filed pursuant to ss.ss.240.13d-l(b) or 240.13d-2(b) or (c): not applicable

                                Page 3 of 5 pages

CUSIP No.  3537Q104

 Item 4. Ownership.

      Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned:
            3,623,520 (includes vested stock options and warrants to purchase 3,038,447 shares of Common Stock and 585,073 shares of Common Stock owned by Mr. Morini)

      (b) Percent of class: 18% (the approximate percentage of Common stock reported as beneficially owned by Mr. Morini is based on information reported in the Issuer's filings, see (a) above)

      (c) Number of shares as to which the person has:

            (i)   Sole power to vote or to direct the vote 3,623,520.

            (ii)  Shared power to vote or to direct the vote

            (iii) Sole power to dispose or to direct the disposition of
                  3,623,520

            (iv)  Shared power to dispose or to direct the disposition of

 Item 5. Ownership of Five Percent or Less of a Class

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ?

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable

Item 8. Identification and Classification of Members of the Group

      Not applicable

Item 9. Notice of Dissolution of Group

      Not applicable

Item 10. Certification

      Not applicable

                                Page 4 of 5 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated: August _16, 2006

                                                            /s/ Angelo S. Morini
                                                            --------------------
                                                            Angelo S. Morini

                                   Page 5 of 5 pages